UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Preliminary First Half 2026 Results

On July 27, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing its preliminary, unaudited financial results for the six months ended June 30, 2026.

As disclosed in the press release, the Company reported preliminary first-half 2026 revenue of $17.2 million, representing 180% year-over-year growth, together with positive EBITDA, positive operating income and positive net income. The press release also highlights the continued expansion of the Company’s Commercial & Industrial business, the execution of strategic energy storage projects, including the ongoing deployment of the Pamesa Net Zero project, the expansion of Turbo Energy Solutions in Chile and the Company’s continued international growth.

The press release further discusses the Company’s strategic transformation toward a higher-value business model focused on AI-driven Intelligent Energy Storage and integrated energy management solutions.

The preliminary financial information contained in the press release is subject to the completion of the Company’s financial review procedures and may be adjusted prior to the filing of the Company’s Form 6-K, including its unaudited interim financial statements for the six months ended June 30, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s Registration Statement on Form F-3 (SEC File No. 333-291470), declared effective by the Securities and Exchange Commission on December 16, 2025.

Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Reports Record Preliminary First Half 2026 Results with 180% Revenue Growth and Positive Operating Income,” dated July 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: July 27, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

2